UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 6)
Under the Securities Exchange Act of 1934

American Power Group Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395379 30 8
(CUSIP Number)

Matthew van Steenwyk Paradise Road, Suite 3604 Las Vegas, NV 89109 (805) 441-7178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 5, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,747,497
	8	SHARED VOTING POWER
60,148,001
	9	SOLE DISPOSITIVE POWER
14,747,497
	10	SHARED DISPOSITIVE POWER
60,148,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,895,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betty van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
1,000
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arrow, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
56,614,683
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
56,614,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,614,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.9%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Matthew Donald Van Steenwyk GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,532,318
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,532,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,532,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

The following constitutes Amendment No. 6 (this “Amendment”) to the initial Schedule 13D, as previously amended (the “Schedule 13D”) filed on June 12, 2015 by Matthew van Steenwyk (“Mr. Van Steenwyk”), Betty van Steenwyk (“Ms. Van Steenwyk”) and Arrow, LLC (“Arrow”), and reporting for the first time in this Amendment, The Matthew Donald Van Steenwyk GST Trust (the “Trust”, and together with Mr. Van Steenwyk,  Ms. Van Steenwyk, and Arrow, the “Reporting Persons”). Except as specifically set forth in this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of July 5, 2016 (without regard to any amendments or changes thereto after the date thereof), among American Power Group Corporation, a Delaware corporation (the “Company”) and each purchaser identified on the signature pages thereto.

Item 1.   Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share, of the Company (the “Common Stock”); the Common Stock Warrants; the Series D Convertible Preferred Stock (the “Series D Preferred Stock”); the Series D‑2 Convertible Preferred Stock (the “Series D-2 Preferred Stock”).  The principal executive offices of the Company are located at Seven Kimball Lane, Building B, Lynnfield, Massachusetts 01940.

Item 3.  Source and Amount of Funds or Other Considerations

Payment of Dividends

On March 31, 2016, the Company paid to Arrow, LLC a dividend in respect of its holdings of the Company’s Series D Convertible Preferred Stock (the “Series D Preferred Stock”).  The amount of the dividend was $89,491.45 and paid in the form of 661,919 shares of Common Stock, based on a current stock price of $0.1352 per share.

On June 30, 2016, the Company paid to Arrow, LLC a dividend in respect of its holdings of the Company’s Series D Preferred Stock.  The amount of the dividend was $37,500 and paid in the form of 268,817 shares of Common Stock, based on a current stock price of $0.1395 per share.

Also on June 30, 2016, the Company paid to Arrow, LLC a dividend in respect of its holdings of the Company’s Series D-2 Preferred Stock.  The amount of the dividend was $55,102 and paid in the form of 394,997 shares of Common Stock, based on a current stock price of $0.1395 per share.

Repayment of Loans

On July 5, 2016, the Company issued 4,604,722 shares of Common Stock and warrants to acquire 4,604,722 shares of Common Stock to Mr. van Steenwyk as repayment of amounts due under four term loans from Mr. van Steenwyk to the Company.  As of July 5, 2016, the loans had a principal balance of $640,000.00 and accrued interest of $4,661.11, for a total outstanding due of $644,661.11.  Based upon a share price at the date of issuance of $0.14, 4,604,722 shares of Common Stock were issued, along with warrants to acquire 4,604,722 shares of Common Stock.

On August 12, 2016 the Company issued 589,688 shares of Common Stock and warrants for 589,688 shares of Common Stock to the Trust as repayment of amounts due to the Trust pursuant to a $100,000.00 loan to the Company.  The shares of Common Stock were valued at $0.17 per share as of the date of issuance.

WPU Leasing Payments

On August 24, 2015, the Company, Arrow, and others entered into a secured financing agreement with WPU, the members of which are affiliated with certain members of the Board of Directors of the Company, for up to $3,250,000 for the purchase of two flare capture and recovery processing units.  The Company also issued WPU warrants to purchase 3,255,000 shares of Common Stock.  In January 2016, the Company reached an agreement with WPU to defer cash payments on approximately 70% of the $1.9 million of debt outstanding through December 1, 2016.  As part of that January 2016 agreement, Arrow would be repaid its allocable portion of the outstanding principal and interest owed to it through its membership interest in WPU under the leasing agreement in shares of Common Stock.  Such amount was $169,380 on June 30, 2016.  Based upon a share price of $0.14, 1,209,857 shares of Common Stock were issued to Arrow.

Private Placement

On July 5, 2016, the Company entered into a Securities Purchase Agreement pursuant to which the Company could raise up to $1,500,000 through the offer and sale of shares of Common Stock and Common Stock warrants.  Pursuant to such Securities Purchase Agreement, the Trust made a $200,000.00 investment, in the form of $100,000.00 cash plus the conversion of a $100,000.00 note from the Company to the Trust on August 19, 2016, for which it received 1,176,471 shares of Common Stock based upon a price of $0.17 per share and warrants to acquire an additional 1,176,471 shares of Common Stock.

Item 4.   Purpose of Transaction

Arrow acquired beneficial ownership of shares of Common Stock as dividends paid from its holdings of Series D and Series D-2 stock.

Mr. van Steenwyk acquired 4,604,722 shares of Common Stock based upon a price of $0.14 per share, and warrants to acquire an additional 4,604,722 shares of Common Stock as repayment of amounts due under four term loans with an aggregate principal balance of $640,000.00.

The Trust acquired 589,688 shares of Common Stock based upon a price of $0.17 per share, and warrants to acquire an additional 589,688 shares of Common Stock as repayment of amounts due under a $100,000.00 loan payable to the Trust.

Arrow acquired 1,209,857 shares of Common Stock at a price of $0.14 per share as repayment of the outstanding principal and interest owed to it under a secured financing agreement with WPU Leasing, LLC (“WPU”), as a member of WPU.

The Trust made a $200,000 investment in the Company on August 19, 2016, for which it received 1,176,471 shares of Common Stock based upon a price of $0.17 per share and warrants to acquire 1,176,471 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

Mr. van Steenwyk may be deemed to beneficially own (i) 74,895,498 shares of Common Stock (21,050,858 shares of which Mr. van Steenwyk may be deemed to have the right to acquire), comprising 59.9% of outstanding shares of Common Stock, (ii) 15 shares of Series D Preferred Stock, comprising 68.2% of outstanding shares of Series D Preferred Stock and convertible into 15,000,000 shares of Common Stock, (iii) 220.4084 shares of Series D‑2 Preferred Stock, comprising 19.4% of outstanding shares of Series D-2 Preferred Stock and convertible into 5,510,210 shares of Common Stock, and (iv) 150 shares of Series D-3 Preferred Stock, comprising 61.2% of outstanding shares of Series D-3 Preferred Stock and convertible into 7,789,726 shares of Common Stock.

Mr. van Steenwyk has sole voting and dispositive power over 14,747,497 shares of Common Stock and shared voting and dispositive power with respect to 60,148,001 shares of Common Stock, comprising 40.8% of outstanding shares of Common Stock, 15 shares of Series D Preferred Stock, 220.4048 shares of Series D-2 Preferred Stock, and 150 shares of Series D-3 Preferred Stock.

Ms. van Steenwyk may be deemed to beneficially own 1,000 shares of Common Stock, comprising less than 0.1% of outstanding shares of Common Stock, and has shared voting and sole dispositive power with respect to said 1,000 shares of Common Stock.

Arrow may be deemed to beneficially own (i) 56,614,683 shares of Common Stock (16,766,159 shares of which Arrow has the right to acquire), comprising 30.9% of outstanding shares of Common Stock, (ii) 15 shares of Series D Preferred Stock, comprising 68.2% of outstanding shares of Series D Preferred Stock, and may be deemed to have shared voting and dispositive power with respect to all shares which it is deemed to beneficially own.

The Trust may be deemed to beneficially own 3,532,318 shares of Common Stock (1,766,159 of which the Trust has the right to acquire) comprising 1.9% of outstanding shares of Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the transactions contemplated by the Securities Purchase Agreement, the parties to that certain Registration Rights Agreement dated as of June 2, 2015, as amended, executed the third amendment thereto, extending the rights under the Agreement to certain new purchasers.

Five promissory notes written by the Company in favor of the Trust were converted as described in Item 3 above.  The notes were dated June 30, 2016, May 31, 2016, June 6, 2016, June 17, 2016, and July 29, 2016, and are Exhibits 3-7 hereto.
Item 7.  Material to Be Filed as Exhibits
Exhibit 1	Secured Financing Agreement dated August 24, 2015 by and among WPU Leasing, LLC, American Power Group, Inc., and American Power Group Corporation (incorporated by reference to Exhibit 10.78 to the Annual Report on Form 10-K of American Power Group Corporation filed with the SEC on January 14, 2016)
Exhibit 2	Forebearance and Waiver Agreement dated January 8, 2016 by and among WPU Leasing, LLC, American Power Group, Inc., and American Power Group Corporation (incorporated by reference to Exhibit 10.84 to the Annual Report on Form 10-K of American Power Group Corporation filed with the SEC on January 14, 2016)
Exhibit 3	Unsecured Promissory Note dated June 30, 2016 written by American Power Group Corporation in favor of the Matthew Donald Van Steenwyk GST Trust with a face amount of $100,000 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of American Power Group Corporation filed with the SEC on August 22, 2016)
Exhibit 4	Unsecured Promissory Note dated May 31, 2016 written by American Power Group Corporation in favor of the Matthew Donald Van Steenwyk GST Trust with a face amount of $120,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of American Power Group Corporation filed with the SEC on August 22, 2016)
Exhibit 5	Unsecured Promissory Note dated June 6, 2016 written by American Power Group Corporation in favor of the Matthew Donald Van Steenwyk GST Trust with a face amount of $120,000 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of American Power Group Corporation filed with the SEC on August 22, 2016)
Exhibit 6	Unsecured Promissory Note dated June 17, 2016 written by American Power Group Corporation in favor of the Matthew Donald Van Steenwyk GST Trust with a face amount of $300,000 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of American Power Group Corporation filed with the SEC on August 22, 2016)

Exhibit 7	Unsecured Promissory Note dated July 29, 2016 written by American Power Group Corporation in favor of the Matthew Donald Van Steenwyk GST Trust with a face amount of $100,000
Exhibit 8	Securities Purchase Agreement dated as of July 5, 2016 between American Power Group Corporation and certain Purchasers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on August 24, 2016)
Exhibit 9	Amendment No. 3 to Registration Rights Agreement dated as of July 5, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on August 24, 2016)

Exhibit 10	Joint Filing Agreement dated September 1, 2016

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARROW, LLC
/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager
/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk

/s/ Matthew van Steenwyk
Matthew van Steenwyk, Trustee The Matthew Donald Van Steenwyk GST Trust

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).